SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 36081; File No. 812–15828]

John Hancock GA Mortgage Trust, et al.

April 10, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: John Hancock GA Mortgage Trust, John Hancock GA Senior Loan Trust, Manulife GA Trust, Manulife Private Credit Fund, John Hancock CQS Multi Asset Credit Fund, John Hancock CQS Asset Backed Securities Fund, Manulife Investment Management Private Markets (US) LLC, John Hancock Investment Management LLC, CQS (US), LLC, John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York, Manulife SDF SPV – OH, LLC, John Hancock Funding Company, LLC, MDLF Holdings Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending Fund, L.P.

Filing Dates: The application was filed on June 4, 2025, and amended on September 19, 2025, January 23, 2026, and March 19, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on May 5, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: E. David Pemstein, John Hancock GA Mortgage Trust, John Hancock GA Senior Loan Trust, Manulife GA Trust, Manulife Private Credit Fund, John Hancock CQS Multi Asset Credit Fund, John Hancock CQS Asset Backed Securities Fund c/o John Hancock Life Insurance Company (U.S.A.), DPemstein@jhancock.com; Mark P. Goshko, Esq., K&L Gates LLP, Mark.Goshko@klgates.com; and George J. Zornada, Esq., K&L Gates LLP, George.Zornada@klgates.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Adam Large, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended application, filed March 19, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You

may also call the SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.